UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 12 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on March 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 27, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM in negotiations with two separate groups of investors

“TORM is pleased that the close cooperation with the banks and other stakeholders has generated results and that two international, recognized groups of investors have as part of the capital raising process submitted specific, conditional proposals to TORM to inject USD 100-200 million in equity and cash initiatives. A very important step has been taken, and the risk of an in-court solution in Denmark or anywhere else will be eliminated if and when the conditions in these proposals have been fulfilled,” says Chairman of the Board N. E. Nielsen.

Since announcement no. 18 dated 17 November 2011, the Company has cooperated closely with its banks, time charter partners, shareholders and other stakeholders to establish a basis for TORM A/S to continue. The five main elements for a comprehensive, long-term solution were specified on page 4 of TORM’s 2011 Annual Report.

Firstly, TORM has conducted a capital raising process to explore different alternatives for strengthening the balance sheet. The Company has now entered into final negotiations with two separate international, recognized groups of investors to inject USD 100-200 million in equity and cash initiatives into the Company on terms that are currently being negotiated. These negotiations will involve a certain decrease of TORM’s existing share capital, while, at the same time, granting the existing shareholders the opportunity to subscribe for new shares. Other stakeholders, e.g. banks and time charter partners, may also be offered the opportunity to become shareholders. The new group of investors will subsequently have a significant shareholding in TORM A/S. The final ownership structure is to be determined as part of the detailed negotiations. There are two separate groups of investors, each with its business model now being reviewed by the Company and the investors in question.

Secondly, TORM’s standstill agreement with all its banks expired on 15 March 2012, however the close cooperation between the Company and the banks continues. The structure of the proposals available from the investors is that the banks are to grant TORM a standstill period, but that the banks are to expect to receive full and satisfactory settlement of their outstanding loans to the Company.

Thirdly, TORM has implemented a significant reduction of costs and has now planned further cash and cost improving initiatives over the coming three years.

Fourthly, TORM has discontinued its newbuilding program and, as a result, there are no new vessels to be financed.

Fifthly, TORM has, as part of its long-term cooperation with the owners of the chartered-in tonnage, obtained statements from these owners making both a short-term and a long-term solution possible, but it has to be finally negotiated and agreed.

Together with the potential investors, TORM will finalize the contractual basis as soon as possible in order for it to be presented to the shareholders of the Company.

TORM’s annual general meeting is planned to be held on 23 April 2012.

Contact TORM A/S N. E. Nielsen, Chairman, tel.: +45 4243 3343 Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

Announcement no. 12 / 27 March 2012	TORM in negotiations with two separate groups of investors	Page 1 of 2

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 160 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 12 / 27 March 2012	TORM in negotiations with two separate groups of investors	Page 2 of 2